SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 10)

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850 100
(CUSIP Number)

Dov Charney American Apparel, Inc. 747 Warehouse Street Los Angeles, California 90021 (213) 488-0226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John Laco, Esq.
O’Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

July 3, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,209,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,209,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,209,406

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 42.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, dated February 18, 2011 and filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, dated March 24, 2011 and filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, dated April 27, 2011 and filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 7, 2011 and filed by the reporting person with the SEC on July 11, 2011 (“Amendment No. 7”), Amendment No. 8 thereto, dated October 16, 2012 and filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”) and Amendment No. 9 thereto, dated June 25, 2012 and filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Schedule 13D is hereby amended and supplemented by replacing the final paragraphs of such Item 3, as added by Amendment No. 9, in their entirety with the following:

On June 25, 2013, in connection with the achievement of certain performance goals in accordance with the terms set forth in the reporting person’s employment agreement dated March 22, 2012 with the Issuer (the “Charney Employment Agreement”), the reporting person was awarded 2,500,000 shares of Common Stock, less 1,096,460 shares of Common Stock withheld, and disposed of by the plan administrator between June 27, 2013 and July 3, 2013 as described in Item 5, to satisfy tax obligations related to such award.

The foregoing description of the Charney Employment Agreement is qualified in its entirety by reference to the description contained in the Current Report on Form 8-K filed by the Issuer with the SEC on March 27, 2012 and the Charney Employment Agreement filed as an exhibit to such Current Report.

Item 4.      Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Items 3 and Item 6 of the Schedule 13D is incorporated by reference into this Item 4.

Item 5.      Interest in Securities of the Issuer.

(a) and (b)     The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 47,209,406 shares of Common Stock, representing approximately 42.8% of the outstanding shares of Common Stock based on the Issuer having 110,263,103 shares of Common Stock outstanding (after giving effect to the award of 2,500,000 shares of Common Stock to the reporting person on June 25, 2013), based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 regarding the number of outstanding shares as of May 1, 2013.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 68,815,431 shares of Common Stock, or 52.2% of the Issuer’s total number of shares of Common Stock outstanding as of May 1, 2013, calculated in accordance with Rule 13d-3 of the Exchange Act (after giving effect to the full issuance of the 21,606,025 shares of Common Stock issuable upon exercise of warrants held by Lion, based on the information regarding Lion’s beneficial ownership of shares of Common Stock set forth in Amendment No. 5 to Schedule 13D filed by Lion on April 8, 2013 and after giving effect to the award of 2,500,000 shares of Common Stock to the reporting person on June 25, 2013).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The response to Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 5(c):

Since Amendment No. 9 to the Schedule 13D was filed, the following aggregate total of 1,096,460 shares of Common Stock were withheld, and disposed of by the plan administrator between June 27, 2013 and July 3, 2013, to satisfy tax obligations related to an award of 2,500,000 shares of Common Stock to the reporting person on June 25, 2013, in connection with the achievement of certain performance goals in accordance with the terms set forth in the Charney Employment Agreement:

(i)	20,000 shares of Common Stock on June 27, 2013 with an average weighted price of $1.9978
(ii)	275,000 shares of Common Stock on June 28, 2013 with an average weighted price of $1.9263
(iii)	340,000 shares of Common Stock on July 1, 2013 with an average weighted price of $1.8380
(iv)	370,000 shares of Common Stock on July 2, 2013 with an average weighted price of $1.7790
(v)	91,460 shares of Common Stock on July 3, 2013 with an average weighted price of $1.7944

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013

/s/ Dov Charney
Dov Charney